Exhibit 99.1

China Finance Online Reports 2012 Second Quarter and Six Months Unaudited Financial Results

Beijing, China, September 13, 2012 – China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a technology-driven, user-focused market leader in China providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2012.

2012 Second Quarter Financial Summary

•	Net revenues were $8.1 million compared with $13.8 million for the second quarter of 2011 due to the challenging global and domestic macroeconomic environment and a weak Chinese stock market;

•	Gross profit was $5.5 million compared with $11.6 million for the second quarter of 2011;

•	Net loss attributable to China Finance Online was $2.6 million.

2012 First Six Months Financial Summary

•	Net revenues were $17.2 million compared with $28.7 million for the first six months of 2011;

•	Gross profit was $12.7 million compared with $24.3 million for the first six months of 2011;

•	Net loss attributable to China Finance Online was $3.8 million.

Key Developments

•	One of our PRC affiliates received the regulatory approval for mutual fund distribution in Mainland China.

2012 Second Quarter Results

Net revenues for the second quarter of 2012 were $8.1 million, compared with $13.8 million for the second quarter of 2011. A considerably challenging global and domestic macroeconomic environment and a downward-trending stock market in China continue to negatively impact our operating performance. The main sources of the Company’s net revenues were subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and revenues from brokerage-related services, which contributed 60%, 9%, 15% and 16% to total revenues respectively, compared with 80%, 5%, 9%, and 6%, respectively, for the comparable period in 2011. Revenues from subscription fees paid by individual customers decreased 56.2% year-over-year. The decrease is due to the Company’s previously disclosed strategic transition; as part of the transition, the Company has ceased accepting new paid subscribers or renewals for its premium individual subscription service. Institutional subscription revenues increased 5.4% year-over-year to $0.8 million. Revenues from advertising were slightly up to $1.2 million from the second quarter of 2011. Revenues from brokerage-related services increased 57.5% year-over-year to $1.3 million.

For the second quarter of 2012, gross profit was $5.5 million compared with $11.6 million for the comparable period in 2011. Gross margin for the second quarter of 2012 was 68.5% compared with 84.3% for the second quarter of 2011. The year-over-year decrease in gross margin was mainly due to lower revenues.

General and administrative (“G&A”) expenses for the second quarter of 2012 were $2.6 million, or 32.1% of net revenues, compared with $2.6 million, or 19.0% of net revenues for the comparable period in 2011. The increase in G&A expenses as a percentage of quarterly revenues was mainly due to lower revenues.

Sales and marketing expenses for the second quarter of 2012 were $3.3 million, or 40.5% of net revenues, compared with $6.0 million, or 43.8% in the second quarter of 2011. The decrease in sales and marketing expenses in absolute value was due to lower marketing expenses and sales commissions.

Product development expenses for the second quarter of 2012 were $2.7 million, or 33.3% of net revenues, compared with $3.3 million, or 23.6% of net revenues for the same quarter in 2011. The Company continues to invest in its data, product and technical capabilities for the long run.

Total operating expenses for the second quarter of 2012 were $8.6 million, down from $11.9 million in the second quarter of 2011.

Net loss attributable to China Finance Online for the second quarter of 2012 was $2.6 million, compared with a net loss of $1.8 million in the second quarter of 2011. Both basic and diluted weighted average number of ordinary shares in the second quarter of 2012 was 109 million. Each ADS represents five ordinary shares of the Company.

As of June 30, 2012, total cash, cash equivalents and restricted cash were $80.6 million. Accounts receivable in non-margin related business were $3.9 million while Daily Growth had margin-related accounts receivables of $18.6 million. Daily Growth continues to implement strict margin account screening and ongoing monitoring to ensure the safe return of capital.

Total China Finance Online Co. Limited’s shareholders’ equity was $87.3 million as of June 30, 2012.

The combined current and non-current deferred revenues at the end of the second quarter of 2012, which represented prepaid service fees made by customers for subscription services that have not been rendered as of June 30, 2012, were $16.9 million.

As of June 30, 2012, the number of active paid subscribers of the Company was approximately 64,000. Given that the Company has ceased accepting new paid subscriptions and renewals for the Company’s premium individual subscriptions as part of the strategic transition, this metric will no longer be disclosed going forward.

Six Month Results

Total net revenues for the first six months ended June 30, 2012 were $17.2 million, compared with $28.7 million in the first six months last year. Gross profit for the first six months of 2012 was $12.7 million, compared to $24.3 million in the same period a year ago. Gross margin was 73.6% for the first six months of 2012. Net loss attributable to China Finance Online for the first six months of 2012 was $3.8 million, compared to a net loss of $0.4 million in the same period in 2011.

Recent Developments

In the third quarter of 2012, one of our PRC affiliates received the regulatory approval for mutual fund distribution in Mainland China.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Amidst the persistent European sovereign debt crisis and a slowing PRC domestic economy, the Chinese stock market continued its downward trend during the second quarter of 2012. China’s GDP growth dipped below 8% for the first time in twelve consecutive quarters. The Shanghai A-Share index breached its three-year lows and investor sentiment remains fragile. A tough macroeconomic and market environment poses substantial challenges for our ongoing operations.”

“In the face of these challenges, we are implementing additional cost-cutting initiatives to increase efficiency and improve operational performance. We continue to expand the influence and technical capabilities of our flagship financial media platforms for further internet applications. With improving internet capabilities and consistent user traffic, we are also looking to upgrade our advertising business.”

“Meanwhile, we continue to proceed with operational transition and we have launched trial services for our securities investment advisory operations during the third quarter. In the third quarter of 2012, one of our PRC affiliates obtained regulatory approval to distribute mutual funds. The newly granted mutual fund license will allow us to diversify our product portfolio and help expand our customer base. However, given the trying external environment, it will take some time for such new segments to generate revenues.”

“In the midst of a slowing economy and weak stock markets, we are proactively laying the foundation for future growth through product innovation, resource consolidation and streamlining our corporate structure. Our strategic vision remains to become a leading service provider of informational and other value-added financial products for Chinese investors through leveraging on our proven strength in vertically integrated market intelligence and our substantial experience in financial services,” concluded Mr. Zhao.

Conference Call Information

The Company will host a conference call and a simultaneous webcast, on September 13, 2012 at 8:00 p.m. Eastern Time/September 14, 2012 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. +1-877-847-0047, Hong Kong +852-3006-8101, Singapore 8008-523-396, or China 800-876-5011, and the pass code for all regions is 680771.

A replay of the conference call will be available shortly after the conclusion of the event through 11:59 a.m. Eastern Time on September 21, 2012 (or 11:59 p.m. Beijing Time on September 21, 2012). The dial-in details for the replay: U.S. +1-866-572-7808, Hong Kong +852-3012-8000, Singapore 800-101-2157, China 800-876-5013. Access code: 680771.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/tu2498j3

About China Finance Online

China Finance Online Co. Limited is a technology-driven, user-focused market leader in China in providing vertically integrated financial information and services including news, data, analytics, securities investment advisory and brokerage-related services. Through its flagship portal sites, www.jrj.com and www.stockstar.com, the Company offers basic software and information services to individual investors which integrate financial and listed-company data, information and analytics from multiple sources. Leveraging on its robust internet capabilities and registered user base, China Finance Online is developing securities investment advisory and over time wealth management services. Through its subsidiary, Genius, the Company provides financial database and analytics to institutional customers including domestic brokerages and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;

•	our resource consolidation initiative and its effect on efficiency and operational performance;

•	our plans to streamline our corporate structure;

•	the importance of our regulatory approval to distribute mutual funds;

•	the market prospect of the business of securities investment advisory and wealth management;

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;

•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;

•	the impact of a poor performing Chinese stock market on our future performance;

•	the unpredictability of our strategic transformation and upgrade;

•	the competition we are facing in the new business of securities investment advisory and wealth management;

•	global macroeconomic uncertainties;

•	wavering investor confidence that could impact our business;

•	the extent to which Stockstar’s financial information services can be integrated into the mobile web application launched by Stockstar and Baidu, and the continuity of the exclusive partnership; and

•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu

China Finance Online Co. Limited

+86-10-5832-5288

ir@jrj.com

Shiwei Yin

Grayling

646-284-9474

shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2012	Dec. 31, 2011
Assets
Current assets:
Cash and cash equivalents	37,080	64,641
Restricted cash	43,520	29,861
Trust bank balances held on behalf of customers	8,337	18,664
Accounts receivable, net—others	3,899	1,468
Accounts receivable, net—Margin clients	18,624	12,889
Loan receivable	9,853	9,566
Short-term investments	68	10,701
Prepaid expenses and other current assets	3,865	3,577
Deferred tax assets, current	486	634
Total current assets	125,732	152,001
Property and equipment, net	5,776	6,530
Acquired intangible assets, net	4,813	—
Rental deposits	908	738
Goodwill	2,432	—
Deferred tax assets, non-current	488	484
Other deposits	222	224
Total assets	140,371	159,977
Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,357 and $7,037 as of June 30,2012 and December 31,2011, respectively)	12,119	17,287
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,012 and $3,127 as of June 30,2012 and December 31, 2011, respectively)	4,357	6,458
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30,2012 and December 31, 2011, respectively)	21,138	19,171
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30,2012 and December 31, 2011, respectively)	8,337	18,664
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $239 and $115 as of June 30, 2012 and December 31, 2011, respectively)	495	144
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $3 as of June 30, 2012 and December 31, 2011, respectively)	2	45
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $25 as of June 30,2012 and December 31,2011, respectively)	327	135
Total current liabilities	46,775	61,904
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,203 and nil as of June 30, 2012 and December 31, 2011, respectively)	1,203	—
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,692 and $3,033 as of June 30,2012 and December 31,2011, respectively)	4,787	7,237
Total liabilities	52,765	69,141
Noncontrolling interests	261	(105)
Total China Finance Online Co. Limited Shareholders’ equity	87,345	90,941
Total liabilities and equity	140,371	159,977

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun. 30, 2012	Jun. 30, 2011	Mar. 31, 2012	Jun. 30, 2012	Jun. 30, 2011
Net revenues	8,100	13,778	9,109	17,209	28,733
Cost of revenues	(2,552)	(2,164)	(1,988)	(4,540)	(4,401)
Gross profit	5,548	11,614	7,121	12,669	24,332
Operating expenses
General and administrative (includes share-based compensation expenses of $197, $335, $174, $371 and $763, respectively)	(2,602)	(2,618)	(2,766)	(5,368)	(5,344)
Sales and marketing (includes share-based compensation expenses of $6, $26, $8,$14 and $70, respectively)	(3,281)	(6,035)	(3,549)	(6,830)	(11,633)
Product development (includes share-based compensation expenses of $3, $18, $3, $6 and $50, respectively)	(2,696)	(3,258)	(3,205)	(5,901)	(6,483)
Total operating expenses	(8,579)	(11,911)	(9,520)	(18,099)	(23,460)
Government subsidies	—	124	19	19	237
Income (loss) from operations	(3,031)	(173)	(2,380)	(5,411)	1,109
Interest income	885	734	1,088	1,973	1,440
Interest expense	(206)	(72)	(124)	(330)	(126)
Investment gain (loss), net	184	(416)	178	362	357
Other income (loss), net	(21)	52	79	58	54
Exchange gain (loss), net	(131)	355	25	(106)	623
Loss from impairment of cost method investment	—	(1,480)	—	—	(1,480)
Income (loss) before income tax expenses	(2,320)	(1,000)	(1,134)	(3,454)	1,977
Income tax expenses	(276)	(850)	(56)	(332)	(2,287)
Net loss	(2,596)	(1,850)	(1,190)	(3,786)	(310)
Less: Net income (loss) attributable to the non-controlling interest	(14)	(54)	63	49	93
Net loss attributable to China Finance Online Co. Limited	(2,582)	(1,796)	(1,253)	(3,835)	(403)

Net loss	(2,596)	(1,850)	(1,190)	(3,786)	(310)
Changes in foreign currency translation adjustment	(200)	807	60	(140)	1,411
Net unrealized gain (loss) on available-for-sale securities, net of tax effects of $9, nil, ($3), $6 and nil, respectively	47	—	(15)	32	—
Other comprehensive income, net of tax	(153)	807	45	(108)	1,411
Comprehensive income (loss)	(2,749)	(1,043)	(1,145)	(3,894)	1,101
Less: comprehensive income (loss) attributable to non-controlling interest	(14)	(54)	63	49	93
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(2,735)	(989)	(1,208)	(3,943)	1,008
Net loss per share attributable to China Finance Online Co. Limited
Basic	(0.02)	(0.02)	(0.01)	(0.04)	0.00
Diluted	(0.02)	(0.02)	(0.01)	(0.04)	0.00
Loss per ADS
Basic	(0.12)	(0.08)	(0.06)	(0.18)	(0.02)
Diluted	(0.12)	(0.08)	(0.06)	(0.18)	(0.02)
Weighted average ordinary shares
Basic	108,982,101	108,957,650	108,982,101	108,982,101	108,951,507
Diluted	108,982,101	108,957,650	108,982,101	108,982,101	108,951,507
Weighted average ADSs
Basic	21,796,420	21,791,530	21,796,420	21,796,420	21,790,301
Diluted	21,796,420	21,791,530	21,796,420	21,796,420	21,790,301